SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                           -----------------------

                                   FORM 6-K

                       Report of Foreign Private Issuer
                   Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                         FOR THE MONTH OF AUGUST, 2004

                        COMMISSION FILE NUMBER 1-15194

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                    COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV
            (Exact name of registrant as specified in its charter)

                        AMERICAN BEVERAGE COMPANY-AMBEV
                (Translation of registrant's name into English)

                 RUA DR. RENATO PAES DE BARROS, 1017-4TH FLOOR
                            04530-000 SAO PAULO, SP
                         FEDERATIVE REPUBLIC OF BRAZIL
                    (Address of principal executive office)


   Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F   X    Form 40-F
                                    -----            -----

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
                                 Act of 1934.

                               Yes       No   X
                                   -----    -----

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contents: Announcement of completion of the Companhia de Bebidas das Americas
- AmBev and Interbrew S.A. transactions.


This report on Form 6-K shall be incorporated by reference in the Registration Statement on Form F-4 (Registration File No. 333-117277), as amended, filed by Companhia Brasileira de Bebidas and Companhia de Bebidas das Americas - AmBev under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by Companhia Brasileira de Bebidas and Companhia de Bebidas das Americas - AmBev under the Securities Act of 1933 or the Securities Exchange Act of 1934.

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                          FORWARD-LOOKING STATEMENTS

     Statements contained in this document may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this document that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Economica - CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

                                     ****

     On August 27, 2004, Companhia de Bebidas das Americas - AmBev ("AmBev") completed its acquisition of 100% of Labatt Brewing Company Limited, a corporation organized under the federal laws of Canada ("Labatt"), pursuant to the terms of the Incorporacao Agreement, dated as of March 3, 2004, among AmBev, Interbrew S.A., a corporation organized under the laws of Belgium ("Interbrew"), Labatt Brewing Canada Holding Ltd., a company organized under the laws of the Bahamas and an indirect wholly owned subsidiary of Interbrew, and Labatt. In exchange for 100% of Labatt, AmBev issued to Interbrew 19,264,363,201 shares, consisting of 7,866,181,882 newly issued common shares and 11,398,181,319 newly issued preferred shares.

     In addition, on that same date, pursuant to the terms of a Contribution and Subscription Agreement, dated as of March 3, 2004, among BRC S.a.r.l., a company incorporated under the laws of Luxembourg ("BRC"), various other entities controlled by the former controlling shareholders of AmBev (together with BRC, the "SB Group Companies") and Stichting Interbrew, Eugenie Patri Sebastien S.A. and Interbrew, BRC contributed all of the issued and outstanding shares of AmBev common stock beneficially owned by the SB Group Companies to Interbrew in exchange for 141,712,000 ordinary shares of Interbrew. Interbrew's name was changed to InBev S.A.("InBev") in connection with the transactions. Following the closing of the transactions and in accordance with Brazilian law, InBev is required to initiate a mandatory tender offer for the remaining common shares of AmBev within six months of the closing date of the Contribution and Subscription Agreement.

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                                   SIGNATURE


      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

      Date: August 30, 2004


                                COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

                                By:   /s/ PEDRO DE ABREU MARIANI
                                     -----------------------------
                                     PEDRO DE ABREU MARIANI
                                     GENERAL COUNSEL